FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending January 3, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.



On 31 December 2007, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary Shares and American Depository Shares (ADSs) in the Company through the Annual Re-investment of Dividends paid throughout 2007:



SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment


Non-Executive Director              No. of Ordinary     Average Price (GBP)
                                        Shares
Sir Ian Prosser                          42.361               12.8433





GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment

Non-Executive Director                 No. of Ordinary Average Price (GBP)     No. of ADSs    Average Price
                                                Shares                                                 ($)
Sir Christopher Gent                            728.17           12.8433
Prof Sir Roy Anderson                                -                 -
Dr Stephanie Burns                                                                   5.92            50.82
Mr Lawrence Culp                                                                   357.82            50.82
Sir Crispin Davis                               729.43           12.8433
Sir Deryck Maughan                                                                 278.73            50.82
Dr Daniel Podolsky                                                                  43.48            50.82
Sir Ian Prosser                                 767.65           12.8433
Dr Ronaldo Schmitz                              666.93           12.8433
Mr Tom de Swaan                                  34.26           12.8433
Sir Robert Wilson                               191.97           12.8433



The Company and the Non-Executive Directors were informed of these allocations on 2 January 2008.



This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).



S M Bicknell

Company Secretary

3 January 2008
SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 3, 2008                                         By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc